Shared History, Shared Values, One Future
Alcoa’s Offer for Alcan
7 May 2007
Filed by Alcoa Inc.
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: Alcan Inc.
Commission File No:
001-03677

Forward-Looking Statements
Certain statements and assumptions in this communication contain or are based on "forward-looking“ information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like "anticipates," "believes,"
"estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings.  Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa's control.  Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa's ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa's and Alcan's development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa's and Alcan's development projects on reasonable terms; Alcoa's and
Alcan's respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa's and Alcan's ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa's and Alcan's costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa‘s and Alcan's development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa's and Alcan's ongoing relations with their respective employees and with their respective business partners and joint venturers.

Forward-Looking Statements
Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:
•Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;
•Alcoa's operations consume, and the combined company's operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;
•The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;
•Union disputes and other employee relations issues could adversely affect Alcoa's and/or the combined company's financial results;
•Alcoa and/or the combined company may not be able to successfully implement its growth strategy;
•Alcoa's operations are, and the combined company's operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;
•Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;
•Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for
Alcoa products that are highly competitive;
•Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;
•Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;
•Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;
•Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;
•Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;
•Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and
•Unexpected events may increase Alcoa's and/or the combined company's cost of doing business or disrupt Alcoa's and/or the combined company's operations.
See also the risk factors disclosed in Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-
looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

4 Presenters Alain J. P. Belda Chairman and Chief Executive Officer Charles D. McLane Vice President and Chief Financial Officer

Alain J. P. Belda Chairman and Chief Executive Officer

A Winning Strategic Combination
Creates the premier fully integrated aluminum company
Enhanced cash flow and $1 billion in annual synergies
Significant scale to compete in a changing environment
Optimized portfolio of upstream assets
Enhanced capacity for growth
Strong technology, operations and talent
Shared values and commitment to sustainability

188,000
$9.5 billion
$54.0 billion
7.8 million tonnes
#1
21.5 million tonnes
#1
Combined
$23.6 billion $30.4 billion Revenue
$3.9 billion $5.6 billion EBITDA
65,000 123,000 Employees
4.4 million tonnes
#1
15.6 million tonnes
#1
3.4 million tonnes
#3
Aluminum Capacity
(Global Ranking)
Alumina Capacity
(Global Ranking)
5.9 million tonnes
#4
Creating an Industry Leader
Source:  Company 2006 annual reports and 10-Ks   Note: Alumina includes specialty alumina

Bauxite & Refining
Access to
World-Class
Reserves
2
nd
Quartile
on Cost
Curve
Capacity:
21.5 MMT
Energy
Self
Generation:
34%
Long Term
Contracts:
54%
Smelting
Global Rank:
#1
2
nd
Quartile
on Cost
Curve
Capacity:
7.8 MMT
End Markets
Creating an Industry Leader
Renewable
Hydro:
54%
Building &
Construction
Packaging
Commercial
Transportation
Automotive
Aerospace
Global Rank:
#1

Access to quality
bauxite and
alumina
Evolving Competitive Landscape
Aluminum consumption
projected to double over 15
years
Emerging global competitors
in Russia, China, India and the
Middle East
Scale required to maintain
competitiveness
Evolving end markets
demanding product
innovation
Industry Fundamentals
Access to long-term,
low cost energy
Innovation through
world-class
technology and
R&D
Proven commitment
to sustainability
Keys to Success
Alcoa / Alcan well positioned to compete with large global peers and deliver profitable growth

World Aluminum Consumption (MT)
Outlook for Aluminum is Strong
2005: 32M
2020E: 60.6M
+0.4
+1.1
+0.9
+0.5
+7.1
+0.5 Latin America
+4.1 Western Europe
+2.4 E. Europe, CIS & Other
+4.4 North America
+17.2 Asia
Source:  CRU; McKinsey & Co
1998: 22M
7.2
6.7
1.7
5.6
0.8
14.3
7.2
2.6
6.7
1.2
31.5
11.6
5.0
10.8
1.7

$155
$121
$93
$91
$66
$55
$41
$41 $41
$38
$30
$29
$28
$27
$25
$74
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
Industry Landscape Demands Large Scale
Top 15 Metals & Mining Companies
Source: Factset and public filings. Market data as of May 4, 2007.
Note: Alcoa / Alcan represents the combined enterprise value pro forma for shares and new debt issued for transaction.
(1) United Company Rusal. Enterprise value estimate per Wall Street research.
Combination creates the 5
th
largest metals
& mining company in the world

South America
6.5%
CIS/E. Europe
5.1%
BHP Billiton
5.6%
India
3.2%
Alcan
8.3%
Alcoa
19.8%
Alcoa
23.2%
Reynolds
5.7%
Pechiney
3.5%
India
2.8%
E. Europe
3.9%
South America
5.8%
Alcan
9.8%
Alusuisse
2.3%
Billiton
3.4%
Inespal
2.1%
1998
2006
Transforming Alumina Landscape
Total Market: 53 MMT
Total Market: 79 MMT
Source: CRU Note: Percentages may not add to 100%
Significant Growth in the East
Alumina Capacity
Rusal
13.2%
Chalco
12.1%
Other China
9.8%
Hydro 2%
RTZ Comalco 4%
Other W. World 10%
China
6.8%
CIS
10.8%
Hydro 1%
VAW 1%
Comalco 3%
Other W. World 15%

Rusal
10.3%
Chalco
9.2%
Other China
21.0%
Alcan
9.4%
Alcoa
10.9%
Middle East
4.2%
BHP Billito
3.5%
India
2.1%
CIS/E. Europe
2.8%
South America
3.9%
Alcoa
8.9%
Pechiney
3.3%
Reynolds
4.5%
E. Europe
1.9%
Middle East
3.6%
Alcan
6.7%
Alusuisse
1.1%
Billiton
4.2%
Inespal
1.4%
Alumax
2.8%
1998
2006
Significant Growth in the East
Aluminum Capacity
Transforming Aluminum Landscape
Total Market: 25 MMT
Total Market: 39 MMT
Source: CRU Note: Percentages may not add to 100%
Hydro 3%
VAW 2%
Comalco 3%
Other W. World 29%
Hydro 4%
RTZ Comalco 2%
Other W. World 16%
China
10.4%
CIS
14.9%

14 Alcoa Alcan Shared Access to Quality Bauxite & Alumina Alcoa Alcan Shared Total Potential Bauxite Alumina 12 mines and 13 refineries on 6 continents Note: Includes ownership in JVs

9,564
2,269
2,930
4,448
5,907
10,443
15,617
21,524
6,926
16,490
0
5,000
10,000
15,000
20,000
25,000
Alumina Refinery Cash Costs ($/MT)
0
50
100
150
200
250
300
350
400
450
0 10,000 20,000 30,000 40,000 50,000 60,000 70,000
Worldwide-Production---000-MT
2006 Cost Curve
Alcan Average
Alcoa Average
66
th
Percentile
38
th
Percentile
World-Class Bauxite & Alumina Franchise
Bauxite & Alumina
2006 ($Millions)
2006 Refining Capacity (kMT)
Chalco Other China
Source:  CRU full operating cost, Alcoa analysis; Company filings
Global supplier with premier facilities
Low cost production base - majority of
production in bottom half of cost curve
Best in class operational expertise and
technology
Investing in high return growth projects
Combined
Total Revenue 4,929 3,845 8,774
EBITDA 1,670 609 2,279

16 Alcoa Alcan Shared Attractive Smelter Portfolio 46 smelters on 6 continents Note: Includes ownership in JVs

7,788
855
1,364
1,683
3,418
3,985
4,370
3,534
853
771
8,096
11,630
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Primary Metals
Aluminum Smelter Cash Costs ($/MT)
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
0 5,000 10,000 15,000 20,000 25,000 30,000
Worldwide-Production---000-MT
2006 Cost Curve
Alcan Average
Alcoa Average
34
th
Percentile
51
st
Percentile
2006 Smelting Capacity (kMT)
Attractive Smelter Portfolio
Chalco Other China
2006 ($Millions)
Global supplier with premier facilities
Low cost production base
Best in class operational expertise and
technology
88% of power requirement self-generated
or under long-term contracts
Investing in high return growth projects
Source:  CRU full operating cost, Alcoa analysis; Company filings
Combined
Total Revenue 12,379 11,147 23,526
EBITDA 2,881 2,962 5,843

5%
45%
50%
54%
12%
34%
21%
18%
61%
Access to Long-Term, Low Cost Energy
Alcoa – Type
Alcan - Type
Short-term
Self-generation
Long-term
Short-term
Self-generation
Long-term
Alcoa/Alcan - Type
Short-term
Self-generation
Long-term
Alcoa/Alcan - Source
Hydro
Other
46%
54%
34% power self-generated; 54% under long-term contract
54% of power from renewable hydro
Source:  Company filings and reports; CRU; Alcoa analysis

Alcan:  AP50 proprietary technology to be piloted at Complexe Jonquiere
Alcoa:  Post-Carbon Smelting through use of inert anode.  Small-scale deployment in U.S. smelter today – targeted pilot in Quebec smelter. Can reduce CO
2
emissions from smelting by nearly 80%.
Alcoa:  Proven Carbon Sequestration for bauxite residue.  On-line in Western
Australia refinery. Eliminates 70,000 tons of CO
2
each year – equivalent to taking
more than 17,500 cars off the road.
Emerging, Breakthrough Technologies
Source:  IAI

Shared Commitment to Sustainability
Winner – Alcoa 1996, Alcan 2007 Alcoa – Founding Member 2006
Alcan – Founding Canadian Member 2007
Alcoa – 5 Time Member
Alcan – 4 Time Member
Founded $1 million
Prize for
Sustainability
Founded $9 million
Conservation and
Sustainability Program

Alcoa
Alcan
Shared
Refinery
Smelter
Mine
Juruti
Suriname
Brunei
North Iceland
Kitimat
Coega
Quebec
Isal
Ningxia
Jamalco
Sohar I
Sohar II
Sao Luis
Wagerup
Vietnam
Ghana
Gove
Guinea
Global Growth Opportunities
Source:  Company filings and press releases
Victoria Ops
Saudi Arabia
Trinidad
Madagascar

Deeply Committed to Canada Today
1,400 kMT
7%
1,400 kMT
24%
-
-
Alumina Capacity
Canada % of Total Company
$769
19%
$371
21%
$398
18%
Income from Continuing Ops
Canada % of Total Company
2,773 kMT
35%
1,774 kMT
51%
999 kMT
23%
Aluminum Capacity
Canada % of Total Company
16,100
9%
11,000
17%
5,100
4%
Employees
Canada % of Total Company
$8,555
12%
$5,451
17%
$3,104
10%
Total Revenue
Canada % of Total Company
Combined
2006 ($Millions)
Source:  Alcoa analysis; Company filings

Montreal
Increased Commitment to Canada
British Columbia Quebec
Alcoa
Alcan
Shared
Refinery
Smelter
11 smelters
1 refinery
Upstream in Canada
Potential Investment
•
Saguenay–Lac-Saint-Jean
region:  AP50 pilot first step in
ten-year, $1.8B program
•
Baie Comeau:  $1.2B, 110kMT
expansion and modernization
•
Deschambault:  $1.4B, ~300kMT
expansion
Quebec
•
Kitimat:  $1.8B, 123kMT
expansion and modernization
British Columbia
Source:  Company filings and press releases
Largest private sector investment
program in Quebec history

Dual headquarters in Montreal and New York
–
Strategic management functions in each city
Significant Canadian Board representation
Alumina and Primary Metals business based in Montreal
–
Would be the largest aluminum company in the World
–
$32.3 billion in total revenue
–
38,000 employees operating in 29 countries
Headquarters of Global Growth group – decision-making
centered in Quebec
Quebec becomes center of aluminum innovation
–
Alcan AP50 carbon smelting technology at the Complexe Jonquiere
–
Alcoa post carbon “inert anode” technology pilot deployment in
Quebec
Increased Commitment to Canada
Corporate
Presence
Global
Business
R&D
Center
The Global Primary Products business headquartered in
Montreal will be one of the largest companies in Canada

$6 billion diversified
packaging group
World’s leading
producer in all
markets served:
–
Food Flexible
–
Pharmaceutical
–
Beauty
–
Tobacco
Remain Committed to Profitable-Growth
Downstream Businesses
Flat Rolled Products / Hard
Alloy Extrusions
Leading position in the
“value added”
products
Technology Leadership
–
Proprietary alloys
–
Unique equipment
capability
Worldwide Presence
–
In fast growing
markets of China &
Russia
Focus on the global
transportation market
Capitalizing on
technically complex
products and
processes
Provides significant
opportunity for
differentiation and
growth
Strong customer
connections –
“Branded Products”
Engineered Solutions
Alcan
Packaging

The industry has changed significantly with emerging
global players in Russia, China, India and the Middle East
who are quickly expanding and adding capacity
We have carefully considered the regulatory approvals
We are prepared to make the necessary targeted
divestitures in the appropriate industry segments
We are already in contact with several regulatory agencies
We are confident that the transaction will be approved
Regulatory Approvals

Charles D. McLane Vice President and Chief Financial Officer

The Proposed Transaction
Additional listing planned for the Toronto Stock Exchange
Listings
Fully committed bridge loan facility
Committed to maintain investment grade status
Financing
We are in contact with the regulatory authorities
Targeting completion by year end 2007
Timing
66-2/3% of Alcan shares tendered
Customary government and regulatory approvals
Key Conditions
US$58.60 per share in cash and 0.4108 of a share of Alcoa common stock
(1)
– Total value of US$73.25 per share
(2)
– 80% cash / 20% stock
Offer
Premium
32%-premium-to-Alcan’s-30-day-average-trading-price
20%-premium-to-Alcan’s-closing-price-on-May-4--2007
(1) Alcoa will deliver C$ at closing at then current exchange rates to shareholders electing to receive C$.
(2) Based on Alcoa share price of $35.66 as of May 4
th
2007
(3) Based on NYSE closing prices
(3)
(3) th

Shareholder Value Creation
EPS accretive within first
year
Cash flow per share
accretive within first year
$1 billion in synergies
Greater linkage to a strong
aluminum market
Increased profitable growth
opportunities
Improved risk profile
Immediate realization of
significant premium
Compelling cash value up
front
Participate in value creation
through achieved synergies
Ownership in the industry
leader
For Alcoa Shareholders For Alcan Shareholders

Compelling Value for Alcan Shareholders
Note: Averages based on NYSE closing prices, per Bloomberg
$40
$45
$50
$55
$60
$65
$70
$75
Dec-06 Jan-07 Feb-07 Mar-07 Apr-07
4-May-07 Close: US$61.03
30-Day Average: US$55.36
Offer Price: US$73.25
US$ / share
90-Day Average: US$52.32
32% Premium
20% Premium
40% Premium

$1 billion annual pre-tax synergies
Includes overhead, manufacturing process
optimization and procurement
Phased in over 3 years
One-time implementation costs
approximately $1 billion
$1 Billion of Defined & Achievable Synergies
Direct materials
Indirect materials
$200 Procurement
Eliminate redundant overhead costs
Complementary technology
$400 Overhead Productivity
Comments Value ($mm) Type
Leverage expertise from both companies to create
more efficient combined company
$1,000 Total Synergies
Supply chain / logistics efficiencies
Manufacturing overhead optimization
Cross-Deployment of best practices
$400 Manufacturing Process Optimization
Overhead
Manufacturing
Procurement
40%
40%
20%

History of Successful Integration
and Synergy Realization
Pechiney
Size: $6,400
Revenue:  $12,766
Synergies: $400
% of Revenue: 3.1%
Algroup
Size: $4,500
Revenue:  $5,146
Synergies: $200
% of Revenue: 3.9%
Alumax
Size: $3,800
Revenue:  $3,004
Synergies:  $110
% of Revenue: 3.7%
Alcan Acquisitions
Reynolds
Size: $5,900
Revenue:  $5,047
Synergies: $288
% of Revenue: 5.7%
Cordant
Size: $3,300
Revenue:  $2,541
Synergies: $141
% of Revenue: 5.6%
Fairchild
Size: $650
Revenue:  $571
Synergies: $67
% of Revenue: 11.7%
Ivex
Size: $790
Revenue:  $643
Synergies: $34
% of Revenue: 5.3%
Alcan
Size: $33,200
Revenue: $23,641
Synergies:  $1,000
% of Revenue: 4.2%
1998 1999 2000 2001 2002 2004 2003 2005
2006 2007
(US$ in mm)
Note: % of sales represents synergies achieved as % of last twelve months revenue at time of transaction
Note:  Size represents transaction size
Source:  Company filings and press releases
Alcoa Acquisitions

A Winning Strategic Combination
Creates the premier fully integrated aluminum company
Enhanced cash flow and $1 billion in annual synergies
Significant scale to compete in a changing environment
Optimized portfolio of upstream assets
Enhanced capacity for growth
Strong technology, operations and talent
Shared values and commitment to sustainability

34 A

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of
Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”).  This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO
that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE
URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY
AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE
OFFER.  Materials filed with SEC will be available electronically without charge at the SEC’s website,
www.sec.gov. Materials filed with the Canadian securities regulatory authorities also will be available electronically without charge at www.sedar.com.  Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Alcoa’s website, www.Alcoa.com, or by directing a request to Alcoa’s investor relations department at 212 836 2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the Canadian securities regulatory authorities by directing a written or oral request to the Information Agent for the Offer,
MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).  While the
Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.
Where to Find Additional Information